NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS

JANUARY 2007 DISTRIBUTION AND PROVIDES UPDATE TO TRUST TAX ISSUE

Calgary, AB – January 22, 2007 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to confirm that its distribution to be paid on February 15, 2007 in respect of income received by PET for the month of January 2007, for Unitholders of record on January 31, 2007, will be $0.20 per Trust Unit.  The ex-distribution date is January 29, 2007.  The January distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $10.624 per Trust Unit.

The Trust currently has in place a hedging strategy designed at this time to provide a degree of gas price certainty for approximately half of its production for the next fourteen months.  For the period from February 1, 2007 through March 31, 2008, the weighted average price on financial hedges and physical forward sales contracts for an average of 82,695 GJ/d is $8.52 per GJ. The forward market for natural gas sales in February through March 2007, summer 2007 and November 2007 through March 2008 is currently trading at an average price of $7.02, $7.14 and $8.40 per GJ at AECO respectively.  PET remains cautious in its outlook with respect to near term natural gas prices given the persistent unprecedented high inventory of natural gas in North American gas storage and relatively mild winter weather to date.

The Trust’s $80 million winter capital spending program is now fully underway with five rigs active in northeast Alberta. Production additions are targeted to be onstream in early April 2007.

PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

PET continues to be a significant participant in the activities of the Coalition of Canadian Energy Trusts (the “Coalition” or “CCET”) which has been actively communicating with government and the Federal Department of Finance in an effort to evoke change to the federal government’s plan to alter the tax treatment of income trusts announced October 31, 2006. CCET released a detailed report on the issues on December 20, 2006 and the report is available on the Coalition’s website at www.canadianenergytrusts.ca.  Although there has been no indication of change to the government’s plan to date, the House of Commons Finance Committee recently announced its intention to conduct open hearings to examine the validity of the government’s claims about the fundamental reasons for its decision.  PET has indicated to the federal Finance Committee its desire to participate in this hearing process which is scheduled to begin on January 29, 2007.

Further, PET is pleased to advise Unitholders that a new advocacy group has been formed to be the voice of concerned Canadians and individual investors.  The Canadian Association of Income Trust Investors ("CAITI") was recently formed with the goal of preserving the ongoing viability and sustainability of the Canadian income trust market and ensuring that the important investment choice of income trusts is preserved for the benefit of all Canadians now, and in the future.  PET encourages all Unitholders to have their voice heard by joining CAITI.  Unitholders and concerned Canadians can register online at the CAITI website at www.caiti.info.  Membership in CAITI is free although there is an option to pay a $30 annual membership fee if you so choose.

The government’s proposed taxation plan has been extremely harmful and PET continues to encourage all Unitholders to make some form of contact with the Canadian government as soon as possible to ensure their perspective on the plan is heard.  Information is available on PET’s website as well as the Coalition’s and CAITI’s websites to assist Unitholders in their efforts to gather facts, formulate opinions and voice concerns directly to Members of  Parliament, including the Finance Minister and the Finance Committee.  Your voice is important and we encourage you to ensure it is heard in respect of this significant issue.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A” and “PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor